February 2, 2023

Re:	Wins Finance Holdings Inc. Form 20-F for Fiscal Year Ended June 30, 2021 Filed October 29, 2021 Form 20-F for Fiscal Year Ended June 30, 2022 Filed November 4, 2022 File No. 333-204074

Dear Mr. John Spitz and Mr. Benjamin Phippen:

Wins Finance Holdings Inc. (the “Company”) received your comments letter on May 2, 2022. Please find the original comments and responses below:

1、Please refer to comment 2. Please also refer to comments 2 through 4 in our letter dated March 24, 2022. We note the Company’s response filed on April 8, 2022, stated that Wins believed it would complete its audit process for fiscal years 2019 and 2020 before the end of August 2022 and file an amended 20-F with an unqualified audit report. Considering the fact that there has been no amended 20-F filed to date, please provide us an update on the developments since your response filed on April 8, 2022 and tell us the Company’s plan for filing an amended Form 20-F for fiscal year ended June 30, 2021,

Answer：The Company’s team has spoken with the special investigation team of police department by Wechat Voice Call or Phone call on a number of occasions, as detailed below:

No	Date	Time	Mode
1	2022/4/19	11:25	Wechat Voice Call
2	2022/4/20	14:40	Phone Call
3	2022/4/28	10:39	Phone Call
4	2022/5/6	9:57	Wechat Voice Call
5	2022/5/6	10:37	Wechat Voice Call
6	2022/5/16	9:13	Wechat Voice Call
7	2022/6/20	8:43	Wechat Voice Call
8	2022/6/20	10:56	Wechat Voice Call
9	2022/6/20	17:39	Wechat Voice Call
10	2022/6/21	9:40	Wechat Voice Call
11	2022/9/21	11:14	Phone Call
12	2022/10/17	10:03	Wechat Voice Call
13	2022/10/28	13:43	Wechat Voice Call
14	2022/10/28	14:26	Wechat Voice Call
15	2022/11/7	10:42	Phone Call

The Company submitted an application for supplementary auditing for Shanxi Jincheng Agriculture co., Ltd and its subsidiary company Shanxi Dongsheng Finance Guarantee Co., Ltd in March 31, 2022 and, after multiple communications, the special investigation team of police department approved the Company’s application on Jun 20, 2022. However, the audit could only be conducted during a time period specified by the superior administrative unit of special investigation team. But before the Company received the date from the special investigative team, beginning in October 2022, the infection rate of Covid-19 began to increase in China, and most of cities in China, including Beijing, were locked down. Subsequently, when the Chinese government ended the lock-downs, positive cases of Covid-19 increased explosively. Since January 3, 2023, many of our employees have been ill, mostly, we believe, with Covid-19. To date, the Company has not yet received a time when it may conduct the audit from the superior administrative unit.

While the Company originally believed that it would be in a position to complete its audit in July 2022, a number of factors have delayed the process, including the severe outbreak of Covid -19 beginning the end of last year. The company plans to continue to contact the special investigation team to confirm auditing time for the audit to be conducted. We think there is a low likelihood of scheduling a time before March because the National People's Congress and the Chinese Political Consultative Conference (NPC&CPPCC) takes place in March, and local departments prepare for the NPC&CPPCC in January and February. The Company hopes that it will be able to confirm an audit schedule and complete the auditing process before the end of March 2023.

2、We note the unqualified audit report on the consolidated statement of financial position of the Company as of June 30, 2022 and 2021 and the related consolidated statements of income and other comprehensive income, changes in stockholders’ deficit and cash flows for the years ended June 30, 2022, 2021 and 2020. We further note that this audit report conflicts with your disclosure on page 4, which states that the independent auditors were unable to carry out any audit procedures or to obtain information necessary to perform any audit of your subsidiaries Shanxi Jincheng Agriculture co., Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd (collectively “subsidiaries without control”), which resulted in a qualified independent auditors report for the fiscal year ended June 30, 2020. Please explain this apparent inconsistency and revise your filing as necessary.

Answer: Prior to June 2020, the Company had two main businesses: financial leasing and financial guarantee.

In June 2020, the Company disclosed assets of disposal group classified as held for sale for its subsidiary companies in Shanxi Province, which focused on the guarantee business, Shanxi Jincheng Agriculture co., Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd,. The Company having loss of control in these subsidiary companies which had been judicially frozen by the China authority (Disclosed in Note 1). Furthermore, the sale of such subsidiaries was highly probable within 12 months from 30 June 2020, as evidenced by the fact that the Company subsequently sold such subsidiaries in January 2021.

In conducting its audit for the year end of Jun 30, 2022, Audit Alliance LLP received complete financial data for fiscal years 2021 and 2022 from the Company. Financial information for the subsidiaries without including such two companies due to sold in January 2021 and loss of control during the financial year ended June 30, 2020. The Company reclassified the assets and liabilities of such subsidiaries without control to assets and liabilities of a disposal group classified as held for sale as of June 30, 2020 and the consolidated statements of income and comprehensive income and consolidated statements of cash flows did not include the financial information about the discontinued operations for the subsidiaries without control for the year ended June 30, 2020.

Therefore, the Company’s financial statements for fiscal years of 2022, 2021 and 2020 included in the 20-F were in compliance with audit requirements.

Therefore, the Company believes that the “Unqualified Audit Opinion” is not conflict with the disclosure in Page 4.

Please contact Giovanni Caruso From the law firm of Lobe & Lobe LLP 212 407-4866 with any questions. Thank you.

/s/ Renhui Mu
Name: Renhui Mu
Title: Chairman
Wins Finance Holdings Inc